Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155

Cascades Completes the Acquisition of Domtar’s 50% Stake in Norampac

Kingsey Falls, December 29, 2006 – Cascades (CAS-TSX) announced today that it has completed the purchase of Domtar’s (DTC-TSX-NYSE) 50% equity interest in Norampac Inc. for CDN $560 million. The completion of this transaction follows a satisfactory response from the Competition Bureau on December 14, 2006 and is in accordance with previously announced terms. Norampac owns eight containerboard mills and twenty-six corrugated products plants in the United States, Canada and France.  Cascades also announced the completion of the previously announced credit facility consisting of a CDN $750 million, 5 year revolving facility and a CDN $100 million, 6 year term facility.

The acquisition was financed by Cascades’ public offering of 15,095,000 subscription receipts, for gross proceeds of approximately CDN $200 million and a private placement of  3,773,585 subscription receipts for gross proceeds of CDN $50 million. In addition, the Company used CDN $310 million from newly refinanced credit facilities to finance the purchase price.  The subscription receipts were traded on the Toronto Stock Exchange (TSX) under the symbol “CAS.R”. Trading in the subscription receipts was halted at 8:00 a.m. today, December 29, 2006 and the transfer register for the subscription receipts closed as of the close of business yesterday, December 28, 2006.  The Subscription Receipts will be delisted from the TSX at the close of business today.

Holders of the subscription receipts automatically received, through the facilities of CDS Clearing and Depository Services Inc. and the Company, effective at 8:00 a.m. (Eastern time) today, one common share of Cascades for each subscription receipt held, without payment of additional consideration or further action. Certificates representing the common shares will be delivered or customer confirmations will sent to the registered owners of the subscription receipts. The subscription receipts and the underlying common shares have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 14 000 men and women who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements  based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s  public filings with the appropriate securities regulatory authorities.

For further information: MEDIA Mr. Hubert Bolduc Vice-President, Communications and Public Affairs (514) 912-3790 INVESTORS Mr. Marc Jasmin, C.M.A. Director, Investor relations (514) 282-2681	Source: Mr. Christian Dubé Vice-President and Chief Financial Officer (514) 363-5168